GE Asset Management	3001 Summer Street, PO Box 7900
Stamford, CT 06904-7900
United States

May 11, 2011

VIA EMAIL AND MAIL

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GE Funds (File No. 811-7142)

GE Institutional Funds (File No. 811-08257)

Dear Ms. Stout:

This letter responds to the oral comments we received from you on April 28, 2011 concerning our letter to you dated March 4, 2011 responding to prior comments on various filings made with the Securities and Exchange Commission (“Commission” or “SEC”) on behalf of the GE Funds and the GE Institutional Funds (the “Registrant” and together with the GE Funds, the “Funds”). For convenience, we have attempted to restate your various comments.

1.        Comment: You asked whether there is a recoupment plan in the GE Funds and, if so, to include in the filings.

Response: As of February 18, 2011, GE Asset Management Incorporated (“GEAM”) no longer serves as the investment adviser to the GE Funds and thus has no ability to recoup any fees.

2.        Comment: You noted that for the GE Institutional Funds - Money Market Fund, the voluntary waiver of management fees by GEAM to maintain an annualized net yield of 0.00% was not disclosed in the financial statements.

Response: In the “Notes to Financial Statements” of the Registrant’s most recent annual report and semi-annual report, footnote (d) discloses the voluntary fee waiver by GEAM. There are no contractual terms or terms of recoupment and this voluntary management fee reduction and/or expense subsidy may be modified or discontinued by GEAM at any time without prior notice.

* * * * * * * * * * * *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately responds to your various comments regarding the filings made for the Funds. If there are questions or additional comments concerning this, please contact the undersigned at (203) 326-4264 or michelle.matzelle@ge.com, or Joon Won Choe at (203) 708-2726 or joonwon.choe@ge.com.

GE ASSET MANAGEMENT INCORPORATED

/s/ Michelle Matzelle

Name: Michelle Matzelle

Title:   Vice President and Associate General Counsel